FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of March, 2013
Commission File Number 000- 13355
ASM INTERNATIONAL N.V.
(Translation of registrant’s name into English)
VERSTERKERSTRAAT 8
1322 AP ALMERE
THE NETHERLANDS
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒    Form 40-F  ☐
Indicate by check mark if the registrant is submitting the form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):  ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule l0l(b)(7):  ☐
Note: Regulation S-T Rule l0l(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and had not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

Exhibits

Exhibit 99.1	ASMI N.V. announces intention to sell stake between 8% - 12% in ASM PT and reports on outcome study into causes of non-recognition by the markets of the value of the combined businesses of the Company

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 13, 2013	ASM INTERNATIONAL N.V.

/S/ HANS ZWEERS
Hans Zweers
Director Accounting and External Reporting

ASM INTERNATIONAL N.V.
(THE “REGISTRANT”)
(COMMISSION FILE NO. 0-13355)
EXHIBIT INDEX
TO
FORM 6-K
DATED March 13, 2013

Exhibit No.	Exhibit Description	Filed Herewith
99.1	ASMI N.V. announces intention to sell stake between 8% - 12% in ASM PT and reports on outcome study into causes of non-recognition by the markets of the value of the combined businesses of the Company	X